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                              August 3, 2022

       Wayne Tupuola
       Chief Executive Officer
       Laser Photonics Corporation
       1101 N. Keller Road, Suite G
       Orlando, FL 32810

                                                        Re: Laser Photonics
Corporation
                                                            Amendment No. 10 to
Registration Statement on Form S-1
                                                            Filed August 1,
2022
                                                            File No. 333-261129

       Dear Mr. Tupuola:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2022 letter.

       Amendment No. 10 to Registration Statement on Form S-1 filed August 1,
2022

       Summary of Risk Factors, page 7

   1. Please expand this section to highlight the two new risk factors about internal control over financial reporting
mentioned on page 30.
       The obligations associated with being a public company, page 29

   2. Please reconcile the disclosure on page 29 that you "are subject to to the reporting requirements of the
Exchange Act" with the disclosure in the last paragraph on page 43.
 Wayne Tupuola
Laser Photonics Corporation
August 3, 2022
Page 2
Signatures, page 80

3. To the extent that one officer serves in multiple capacities (e.g., your chief financial officer serves as both your principal financial officer and principal accounting officer), please revise your signature page to clarify.
Exhibit 23.1, page 95

4.    We note that the auditor   s consent refers to the previous amendment.
Please obtain a
      revised consent that refers to the appropriate registration statement amendment.
Note 3. Restatement, page F-15

5. Your revised disclosures in response to comment 2 do not appear to address the adjustments made to fiscal 2021 net cash provided by operating activities and net cash used in financing activities, which changed between amendment numbers 7 and 8 from
      $998,353 and ($572,640), respectively, to $1,311,254 and ($885,541), respectively.
      Please discuss these changes in your disclosures in accordance with ASC 250-10-50-7 through -10.
        You may contact Eiko Yaoita Pyles, Staff Accountant at (202) 551-3587 or Andrew
Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney at (202)
551-3602 or Sherry Haywood, Staff Attorney at (202) 551-3345 with any other questions.



                                                             Sincerely,
FirstName LastNameWayne Tupuola
                                                             Division of
Corporation Finance
Comapany NameLaser Photonics Corporation
                                                             Office of
Manufacturing
August 3, 2022 Page 2
cc:       Ernest M. Stern, Esq.
FirstName LastName